UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

518439104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): William P. Lauder

2	Check the Appropriate Box if a Member of a Group * (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,515,960 (see Item 4)

	6	Shared Voting Power 0 (see Item 4)

	7	Sole Dispositive Power 8,515,960 (see Item 4)

	8	Shared Dispositive Power 0 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,515,960 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 3.7% (see Item 4)

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The Estée Lauder Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue New York, NY 10153

Item 2(a)	Name of Person Filing: William P. Lauder (the “Reporting Person”)
Item 2(b)	Address of Principal Business Office or, if none, Residence: 767 Fifth Avenue New York, NY 10153
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 518439104

Item 3.	Not applicable

Item 4.	Ownership

(a)         As of December 31, 2017 the Reporting Person beneficially owned 8,515,960 shares of Class A Common Stock as follows: (i) 68,550  shares of Class A Common Stock and 8,093,904 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held directly by the Reporting Person;  and (ii) 353,506  shares of Class A Common Stock pursuant to options that were exercisable or become exercisable within 60 days of December 31, 2017 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2017).

(b)         The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 8,515,960 shares of Class A Common Stock, which would constitute 3.7% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 422,056 shares of Class A Common Stock and the 8,093,904 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 4.9% of the aggregate voting power of the Issuer.

(c)          The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference. The Reporting Person has sole voting and dispositive power with respect to the 8,515,960 shares of Class A Common Stock as follows: (i) 68,550 shares of Class A Common Stock and 8,093,904 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 353,506 hares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that were exercisable or become exercisable within 60 days of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

By:	/s/ William P. Lauder
Name:	William P. Lauder

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2017)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust